UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

IGNYTA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

451731103

(CUSIP Number of Class of Securities)

Jonathan E. Lim, M.D.

President and Chief Executive Officer

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

(858) 255-5959

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Michael E. Sullivan

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ignyta, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Abingdon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price equal to $27.00 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 10, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to page 52 of the Schedule 14D-9:

“Certain Litigation.

On January 12, 2018, Plaintiff Wimberly Ventures, LLC (“Plaintiff”) filed a lawsuit captioned Wimberly Ventures, LLC v. Ignyta, Inc., et al., No. 3:18-cv-00082-BEN-BGS, against the Company, and its directors Jonathan E. Lim, James Bristol, Heinrich Dreismann, Steven Hoerter, Alexander Casdin, and James Freddo (collectively, the “Individual Defendants,” and with the Company, “Defendants”) in the United States District Court for the Southern District of California. In its complaint, Plaintiff alleges that Defendants violated Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 14a-9, and that the Individual Defendants violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to the Offer. Plaintiff’s complaint include demands for, among other things, an injunction preventing defendants from closing the Offer, or rescinding the Offer or awarding rescission damages to Plaintiff and other class members if the Offer is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(14) to the Schedule 14D-9 and is incorporated herein by reference.

Additional lawsuits may be filed against the Company or Purchaser and/or any of their respective parents, affiliates, or directors in connection with the Offer.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(14)*	Plaintiff’s original complaint filed by Wimberly Ventures, LLC, on behalf of itself and all others similarly situated, on January 12, 2018, in the United States District Court, Southern District of California.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ignyta, Inc.

By:	/S/ Jonathan E. Lim, M.D.
Name: Jonathan E. Lim, M.D.
Title: President and Chief Executive Officer

Dated: January 19, 2018